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                                  Exhibit 4(w)






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                                     NOMURA
                          NOMURA HOLDING AMERICA, INC.
                      2 World Financial Center, Building B
                            New York, N.Y. 10281-1198





December 20, 1994


Mr. Jay Cohen
CRIIMI MAE Inc.
The CRI Building
11200 Rockville Pike
Rockville, MD 20852

Re: Letter Agreement by and among Nomura Securities International, Inc., Nomura Asset Capital Corporation, and CRIIMI MAE Inc. dated as of December 12, 1994

Dear Mr. Cohen:

Pursuant to our conversation on December 19, 1994, you have requested Nomura Securities International, Inc. (NSI) and Nomura Asset Capital Corporation (NACC) to consent to CRIIMI MAE's execution of the $10,000,000.00 line of credit with Riggs National Bank (as described in the enclosed term sheet dated December 15, 1994).

Based on the terms and conditions within the term sheet and your stated intention to use funds from the working capital line only on a short term basis (not for long-term investments), NSI and NACC hereby consent to CRIIMI MAE's execution of and borrowings from this line of credit. NSI and NACC will review the use of this line of credit on a quarterly basis to ensure the aforementioned conditions have been adhered to. We reserve the right to withdraw our consent if after our review we find that these conditions have not been met. We also agree to grant CRIIMI MAE a 30 day grace period to terminate the line of credit with Riggs in the event we withdraw our consent.

Please do not hesitate to call me if you have any questions.

Sincerely,

/s/ William T. Rooney
William T. Rooney
Nomura Securities International, Inc.
Nomura Asset Capital Corporation